UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934


                            Foamex International Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   344123 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                          May 31, 2002 - July 11, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


                             Jean-Francois Poncelet
                          Societe Generale de Belgique
                                  rue Royale 30
                                     B-1000
                                Brussels, Belgium
                          Telephone: 011-32-2-507-02-11
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                    Copy to:

                               Clare O'Brien, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                               New York, NY 10022
                            Telephone: (212) 848-4000

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[X]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)

                                  SCHEDULE 13G

CUSIP NO. 344123 10 4                                          Page 2 of 9 Pages

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        SOCIETE GENERALE DE BELGIQUE
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a) [ ]
                                                                      (b) [X]

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION


        Belgium
--------------------------------------------------------------------------------
                               5       SOLE VOTING POWER

                                       740,671
                               -------------------------------------------------
        NUMBER OF              6       SHARED VOTING POWER
         SHARES
      BENEFICIALLY                     0
        OWNED BY               -------------------------------------------------
          EACH                 7       SOLE DISPOSITIVE POWER
        REPORTING
         PERSON                        740,671
          WITH                 -------------------------------------------------
                               8       SHARED DISPOSITIVE POWER

                                       0
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        740,671
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
                   [ ]

--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        3.0%*

        * Based on a total of 24,409,149 shares of common stock, par value $0.01 per share (the "Common Stock"), outstanding as of May 2, 2003, as reported in the Form 10-Q of Foamex International Inc. (the "Issuer") filed on May 14, 2003 for the quarter ended March 2003.

--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP NO. 344123 10 4                                          Page 3 of 9 Pages

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        COMPAGNIE EUROPEENNE POUR LE DEVELOPPEMENT ELECTRIQUE ET ELECTRONIQUE, a wholly owned subsidiary of Societe Generale de Belgique
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Belgium
--------------------------------------------------------------------------------
                               5       SOLE VOTING POWER

                                       740,671
                               -------------------------------------------------
        NUMBER OF              6       SHARED VOTING POWER
         SHARES
      BENEFICIALLY                     0
        OWNED BY               -------------------------------------------------
          EACH                 7       SOLE DISPOSITIVE POWER
        REPORTING
         PERSON                        740,671
          WITH                 -------------------------------------------------
                               8       SHARED DISPOSITIVE POWER

                                       0
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        740,671
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
                   [ ]

--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        3.0%*

        * Based on a total of 24,409,149 shares of Common Stock, outstanding as of May 2, 2003, as reported in the Form 10-Q of the Issuer filed on May 14, 2003 for the quarter ended March 2003.
--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

This Amendment No. 2 (this "Second Amendment") amends and supplements the
Schedule 13G filed with the Securities and Exchange Commission on January 6, 2000 (the "Schedule 13G") by Societe Generale de Belgique, and is filed to reflect information required by Rule 13d-1 under the Securities Exchange Act of 1934, as amended, with respect to the Common Stock of the Issuer. Capitalized terms used in this Second Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13G.

Item 1 (a)         Name of Issuer:

                   (a)      Foamex International Inc.

Item 1 (b)         Address of Issuer's Principal Executive Offices:

                   1000 Columbia Avenue
                   Linwood, Pennsylvania  19601

Item 2 (a)         Name of Person Filing:

                   (1)  Societe Generale de Belgique

                   (2) Compagnie Europeenne pour le Developpement Electrique et Electronique, a wholly owned subsidiary of Societe Generale de Belgique

Item 2 (b)         Address of Principal Business Office:

                   The address of the principal business office of each person filing is:

                   (1) Societe Generale de Belgique, rue Royale 30, B-1000,
                       Brussels, Belgium

                   (2) Compagnie Europeenne pour le Developpement Electrique et
                       Electronique, c/o Societe Generale de Belgique, rue Royale 30, B-1000, Brussels, Belgium

Item 2 (c)         Citizenship:

                   (1) Societe Generale de Belgique is organized under the laws of Belgium.

                   (2) Compagnie Europeenne pour le Developpement Electrique et
                       Electronique is organized under the laws of Belgium.

Item 2 (d)         Title of Class of Securities:

                   Common Stock, par value $.01 per share.

Item 2 (e)         CUSIP Number:

                   344123 10 4

Item 3             This statement is filed pursuant to ss.240.13d-1(c).

Item 4             Ownership:

                   (a)  Amount Beneficially Owned by Each Reporting Person:
                        740,671 shares
                   (b)  Percent of Class Pertaining to Each Reporting Person:
                        3.0%
                   (c)  Number of Shares as to which Each Such Person has:

                        (i)    Sole power to vote or to direct the vote: 740,671
                        (ii)   Shared power to vote or to direct the vote: 0
                        (iii) Sole power to dispose or to direct the disposition of: 740,671
                        (iv) Shared power to dispose or to direct the disposition of: 0

Item 5             Ownership of Five Percent or Less of a Class:

                   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6             Ownership of More than Five Percent on Behalf of Another
                   Person:

                   Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                   Company:

                   Not applicable.

Item 8             Identification and Classification of Members of the Group:

                   Not Applicable.

Item 9             Notice of Dissolution of Group:

                   Not Applicable.

Item 10            Certification:

                   By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            SOCIETE GENERALE DE BELGIQUE*



Dated:  July 3, 2003                    By:   /s/ Jean-Francois Poncelet
                                           -------------------------------------
                                        Name:  Jean-Francois Poncelet
                                        Title: Director



* Jean-Francois Poncelet signs this document on behalf of Societe Generale de Belgique pursuant to a power of attorney attached to the Schedule 13G filed with the Securities and Exchange Commission on or about January 6, 2000 on behalf of Societe Generale de Belgique, which said power of attorney is hereby incorporated by reference.

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        COMPAGNIE EUROPEENNE POUR LE
                                        DEVELOPPEMENT ELECTRIQUE ET
                                        ELECTRONIQUE*


Dated:  July 3, 2003                    By:   /s/ Jean-Francois Poncelet
                                           -------------------------------------
                                        Name:  Jean-Francois Poncelet
                                        Title: Director


* Jean-Francois Poncelet signs this document on behalf of Compagnie Europeenne pour le Developpement Electrique et Electronique pursuant to a power of attorney attached to Amendment No. 1 filed on December 21, 2001 to the
Schedule 13G filed with the Securities and Exchange Commission on or about January 6, 2000 on behalf of Compagnie Europeenne pour le Developpement Electrique et Electronique, which said power of attorney is hereby incorporated by reference.

                            AGREEMENT OF JOINT FILING



              The undersigned hereby agree that this Amendment No. 1, dated December 11, 2001 (the "First Amendment"), to the Statement on Schedule 13G, dated January 6, 2000 (the "Schedule 13G"), with respect to the Common Stock, par value $0.01 per share, of Foamex International Inc. is, and any subsequent amendments to the Schedule 13G executed by each of us, shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(d) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included in the First Amendment and each such subsequent amendment to the Schedule 13G. Each of the undersigned agrees to be responsible for the timely filing of the First Amendment and any subsequent amendments to the Schedule 13G, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

              IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 21st day of December, 2001.


                                       SOCIETE GENERALE DE BELGIQUE


                                       By:   /s/ Jean-Jacques Massart
                                          --------------------------------------
                                       Name:  Jean-Jacques Massart
                                       Title: Chief Executive Officer


                                       By:   /s/ Jean-Pierre Standaert
                                          --------------------------------------
                                       Name:  Jean-Pierre Standaert
                                       Title: Chief Executive Officer


                                       COMPAGNIE EUROPEENNE POUR
                                       LE DEVELOPPEMENT ELECTRIQUE
                                       ET ELECTRONIQUE S.A.


                                       By:   /s/ Eric Bitton
                                          --------------------------------------
                                       Name:  Eric Bitton
                                       Title: Director


                                       By:   /s/ Jean-Jacques Massart
                                          --------------------------------------
                                       Name:   Jean-Jacques Massart
                                       Title:  Director